

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 5, 2010

Mr. Stephen A. Kaplan, Manager
OCM Holdco, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071

      Re: OCM Holdco, LLC
              Item 4.02 Form 8-K
              Filed March 31, 2010
              File No. 000-52042

Dear Mr. Kaplan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your filing and respond to these comments within five business days. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

1. Please amend your filing to identify the specific financial statements that should no longer be relied upon.

2. We note that you intend to file amendments to the 10-Qs for the quarters ended June 30, 2009 and September 30, 2009. In this regard, your disclosure is not clear with regard to whether you will restate the previously filed financial statements. If you plan to file restated financial statements in connection with these amendments, please tell us how, and when, you will do so.

3. It appears from your disclosure that the company was advised by or received notice from, its independent accountant that disclosure should be made or action should be taken to prevent future reliance on a previously completed interim review with regards to the quarters ended June 30, 2009 and September 30, 2009. In this regard, Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

4. When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

Heather Clark
Staff Accountant